UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of March, 2020

Copa Holdings, S.A.

(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-                 )

Enclosure: Suspension of 2020 Guidance.

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The Company hereby announces that it is suspending its 2020 guidance.   Concerns related to the coronavirus are affecting demand for air travel.  We cannot predict at this time whether the current demand environment will worsen or how long it will take for demand for air travel to improve, which makes it impossible to predict results for the full year.  The Company maintains a strong financial position, with low leverage, high liquidity and leading unit costs, and is taking actions to seek to minimize the potential effects from a weakening demand environment, including cost reduction efforts and capacity adjustments.

This document contains forward-looking statements - not limited to historical facts - that reflect the Company’s currents beliefs, expectations and/or intentions regarding future events and results. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially and are based on assumptions that are subject to change.  For more information on forward-looking statements and associated risks, please refer to our annual report filed with the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 3/10/2020
	By:	/s/ José Montero
Name: José Montero Title: CFO